Exhibit 4.75

Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on October, 6, 2022, in connection with Fazenda Marangatú

Parties: Agropecuária Moroti S.A., as seller; Agroglobal del Paraguay S.A., as purchaser.

Purpose: The sale by Agropecuaria Moroti S.A. of 864.1 hectares of the Marangatú farm, which comprises 499 arable hectares, for the total price of US$1,497,000 at the rate of US$3,000 per arable hectare, to be paid as follows: (i) initial down-payment installment in the amount of US$748,500; (ii) US$249,500 to be paid by August 10, 2023; (iii) US$249,500 to be paid by August 10, 2024; and (iv) US$249,500 to be paid by August 10, 2025.